

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2021

Lisa R. Cohn
President, General Counsel and Secretary
Apartment Income REIT Corp.
4582 South Ulster Street, Suite 1700
Denver, Colorado 80237

> **Re: Apartment Income REIT Corp.**
> **Draft Registration Statement on Form S-11**
> **Submitted May 5, 2021**
> **CIK No. 0001820877**

Dear Ms. Cohn:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald (Ron) E. Alper at 202-551-3329 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: P. Michelle Gasaway